Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

2nd April 2007

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07022542

Dear Sir

Jardine Matheson Holdings Limited

I enclose for your attention a notification dated 2nd April 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
APR 16 2007
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

Securities and **Exchange Commission File** No.82-2963

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Directorate Change
Released	10:23 02-Apr-07
Number	2002U

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

In compliance with LR 9.6.14R of the listing rules of the Financial Services Authority, we wish to advise that:-

1. Adam Phillip Charles Keswick, Director of the Company, resigned as a director of Edaran Otomobil Nasional Berhad, a publicly quoted company, with effect from 31st March 2007.

2. Benjamin William Keswick, Director of the Company, was appointed a director of Edaran Otomobil Nasional Berhad, a publicly quoted company, with effect from 1st April 2007.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

2nd April 2007

www.jardines.com

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